UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Kaleyra, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

483379202

(CUSIP Number)

Esse Effe S.p.A.

EFFE PI Società Semplice

Emilio Hirsch

41, Via Valeggio, Torino, Italy, 10129

(+39 02 288 5841)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Robert Stebbins

Willkie Farr & Gallagher LLP (US)

787 7th Ave, New York, NY 10019

(212) 728-8736

June 28, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 483379202

1	Names of Reporting Persons Esse Effe S.p.A.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) SC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,722,602
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,722,602

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,722,602
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.92%
14	Type of Reporting Person CO

CUSIP No. 483379202

1	Names of Reporting Persons EFFE PI Società Semplice
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) SC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,722,602
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,722,602

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,722,602
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.92%
14	Type of Reporting Person CO

CUSIP No. 483379202

1	Names of Reporting Persons Emilio Hirsch
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) SC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,722,602
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,722,602

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,722,602
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.92%
14	Type of Reporting Person CO

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 5, 2019, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on August 28, 2020 (the “Original Schedule 13D”). Except as expressly set forth herein, there have been no changes in the information set forth in the Original Schedule 13D. Capitalized terms used but not defined in this Amendment have the meanings given to such terms in the Original Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 6 of this Schedule 13D is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and 5(b) of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, based on 13,325,920 shares of Common Stock issued and outstanding as of June 27, 2023, immediately prior to the Issuer’s entry into the Merger Agreement (as defined below in Item 6):

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Esse Effe S.p.A. (1)	1,722,602	12.92%	0	1,722,602	0	1,722,602
EFFE PI Società Semplice	1,722,602	12.92%	0	1,722,602	0	1,722,602
Emilio Hirsch	1,722,602	12.92%	0	1,722,602	0	1,722,602

(1)

Esse Effe S.p.A. (“Esse Effe”) is affiliated with EFFE PI Società Semplice (“EFFE PI”) and Emilio Hirsch, and the shares are beneficially owned by EFFE PI and Mr. Hirsch, who is one of the directors of the Issuer.

(c)

During the past 60 days, the Reporting Persons have effected the following transactions in the Common Stock: On May 8, 2023, Mr. Hirsch received a grant of 10,000 Restricted Stock Units (“RSUs”), as reported on the Form 4 filed May 10, 2023.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

On June 28, 2023, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Tata Communications Limited, a company listed on BSE Limited and National Stock Exchange of India Limited (“Parent”), pursuant to which, among other things and subject to the terms and conditions set forth therein, Merger Sub, Delaware corporation and wholly owned subsidiary of Parent will merge with and into the Issuer (the “Merger), with the Issuer being the surviving corporation in the Merger.

Voting Agreement

On June 28, 2023, in connection with the execution of the Merger Agreement, Parent, the Issuer and each Reporting Person entered into a voting and support agreement (the “Voting Agreement”). Pursuant to the Voting Agreement, the Reporting Persons have agreed to vote all shares of Common Stock owned of record or beneficially owned by such Reporting Persons in favor of the approval and adoption of the Merger Agreement at any Issuer stockholder meeting called for the purpose of obtaining such approval. The Voting Agreement restricts the Reporting Persons’ ability to transfer shares of Common Stock, subject to certain limited exceptions. The obligations of the Reporting Persons under the Voting Agreement terminate upon the earliest to occur of (a) the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Common Stock entitled to vote thereon, (b) the effective time of the Merger, (c) the termination of the Merger Agreement in accordance with its terms and (d) the effectuation of a “Company Board Recommendation Change” (as such term is defined in the Merger Agreement).

The foregoing is not a complete summary of the Voting Agreement and is qualified in its entirety by reference to the Voting Agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Item 7.	Materials to be Filed as Exhibits.

Exhibit Number	Description

Exhibit 1	Voting and Support Agreement, by and among Tata Communications Limited, Kaleyra, Inc., Emilio Hirsch, Esse Effe S.p.A. and EFFE PI Società Semplice., dated June 28, 2023.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 30, 2023

ESSE EFFE S.P.A.

By:	/s/ Emilio Hirsch
Name: Emilio Hirsch
Title: Director

EFFE PI SOCIETÀ SEMPLICE

By:	/s/ Emilio Hirsch
Name: Emilio Hirsch
Title: Managing Partner

EMILIO HIRSCH, INDIVIDUALLY

/s/ Emilio Hirsch
Emilio Hirsch